September 25, 2008

By facsimile to (202) 772-9368 and U.S. Mail

Mr. Edward M. Kelly, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deckers Outdoor Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 0-22446

Dear Mr. Kelly:

This letter is being submitted by Deckers Outdoor Corporation (“the Company”) in response to the comment on the Company’s above referenced Annual Report on Form 10-K contained in the staff letter dated September 18, 2008.  For your convenience, we have included your comment with this letter.

Liquidity and Capital Resources, page 47

Comment :

Disclosure states that the agreements underlying Deckers’ revolving credit facility contain financial covenants.  State in future filings what the limits of all material financial ratios and tests are under Deckers’ outstanding debt instruments.  We note the disclosure in the financial statements’ note 7 in the quarterly report on Form 10-Q for the quarter ended June 30, 2008 that Deckers was in default because it had less than one million dollars of net income for the three months ended June 30, 2008.

Response:

The Company notes the staff’s comment and will disclose the limits of all material financial ratios and tests under the Company’s outstanding debt instruments in future filings.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (c) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance.   You may contact me at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas R. Hillebrandt
Thomas R. Hillebrandt
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation